August 20, 2008

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Alberta Securities Commission

4th Floor, 300 - 5th Avenue S.W. Calgary, AB

T2P 3C4

Dear Sirs:

Re:

Strathmore Minerals Corp. (the "Company")

Notice Pursuant to NI 51 — 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated August 19, 2008 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Accountants

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